October 6, 2009

Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re:	Maine & Maritimes Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 18, 2009
File Number 3-103749

Dear Mr. Mew,

We are in receipt of your letter addressed to Maine & Maritimes Corporation (the “Company”) dated September 23, 2009.  We are providing the following information in response to each of the comments and questions in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition……, page 15

Critical Accounting Policies, page 25

Pension and Other Post-Retirement Benefit Plans, page 27

1. Management is proposing to include more specific disclosure related to our pension plan assumption variability prospectively in the format viewed below.  Similar to our disclosures on our post-retirement health program where we disclose the impact of a +/- 1% change in the health care trend rates, we have had our actuary calculate what a +/- 1% change in the discount rate and long-term rate of return pension assumptions would do to our income statement and balance sheet.

While we agree that additional disclosure would provide more quality information that would also be quantified, there are three reasons we feel we would not amend the 2008 10-K filing for this.  First, it is arguably immaterial to our Company.  Second, we have frozen any additional service accruals to our plan as we have clearly disclosed in our filings which reduce overall service cost as part of pension expense as well as long term risk related to these assumptions.  Third, as required under FAS 158, we have also clearly disclosed liability levels and asset balances providing investors with ample amounts of information related to our plan.

Maine Public Service Company Pension Plan
Effect of Change in Discount Rate

6.125% Discount Rate (original)
Funded Status at 12/31/2008
Benefit obligation	(18,251,754)
Fair value of plan assets	11,739,099
Funded status	(6,512,655)
Unrecognized Transition Obligation	-
Unrecognized Prior Service Cost	-
Unrecognized Net (Gain) Loss	5,926,757
Net Amount Recognized	(585,898)
Accumulated Other Comprehensive Income	5,926,757

Scenario #1 - 5.125% Discount Rate
Funded Status at 12/31/2008
Benefit obligation	(20,493,762)
Fair value of plan assets	11,739,099
Funded status	(8,754,663)
Unrecognized Transition Obligation	-
Unrecognized Prior Service Cost	-
Unrecognized Net (Gain) Loss	8,168,765
Net Amount Recognized	(585,898)
Accumulated Other Comprehensive Income	8,168,765

Scenario #2 - 7.125% Discount Rate
Funded Status at 12/31/2008
Benefit obligation	(16,391,276)
Fair value of plan assets	11,739,099
Funded status	(4,652,177)
Unrecognized Transition Obligation	-
Unrecognized Prior Service Cost	-
Unrecognized Net (Gain) Loss	4,066,279
Net Amount Recognized	(585,898)
Accumulated Other Comprehensive Income	4,066,279

Maine Public Service Company Pension Plan
Effect of Change in Return on Assets Assumption

8.50% Return on Assets (as filed) 2008 Expense

Service Cost	-
Interest Cost	1,073,702
Expected Return on Assets	(1,218,638)
Amortization of Transition Obligation	-
Amortization of Prior Service Cost	-
Amortization of Unrecognized (Gain)/Loss	74,711
Net Periodic Pension Cost	(70,225)

Scenario #1 - 7.50% Return on Assets (Lower by 100 basis points) 2008 Expense

Service Cost	-
Interest Cost	1,073,702
Expected Return on Assets	(1,075,269)
Amortization of Transition Obligation	-
Amortization of Prior Service Cost	-
Amortization of Unrecognized (Gain)/Loss	74,711
Net Periodic Pension Cost	73,144

Scenario #2 - 9.50% Return on Assets (Higher by 100 basis points) 2008 Expense

Service Cost	-
Interest Cost	1,073,702
Expected Return on Assets	(1,362,007)
Amortization of Transition Obligation	-
Amortization of Prior Service Cost	-
Amortization of Unrecognized (Gain)/Loss	74,711
Net Periodic Pension Cost	(213,594)

Report of Independent Registered Public Accounting Firms, page 32

2. Our accounting firm’s name was legally changed on May 1, 2009, from Vitale, Caturano & Company, P.C. to Caturano and Company, P.C.  Our firm notified the PCAOB of the change on April 23, 2009 with a follow up on May 5, 2009.  Subsequently, they sent the PCAOB a representation letter on June 1, 2009.

According to our firm, the name was correct in our 10-K filing as it was filed prior to the name change.  In any current filings that require their name, it will be shown as “Caturano and Company, P.C. (formerly Vitale, Caturano & Company, P.C.)” as this is the name registered with the PCAOB.

Notes to Consolidated Financial Statements, page 39

Note 1. Accounting Policies, page 39

Deferred Fuel and Purchased Energy Costs, page 40

3. The Deferred Fuel balance is currently being recovered in rates.  The decrease in the balance from 2007 to 2008 represents amortization of this stranded cost to match the stranded cost recovery in revenue as agreed in MPUC Docket No. 2006-506.  We will revise our disclosure in future filings to clarify this point.

Regulatory Assets and Liabilities, page 40

4. Our regulatory assets and liabilities are listed on the face of our balance sheets under the “Regulatory Assets” and “Deferred Credits and Other Liabilities” sections.  The nature and amounts of our largest assets are further described in various notes, including Uncollected Maine Yankee Decommissioning Costs (page 56 of the 2008 Form 10-K), Recoverable Seabrook Costs (page 71 of the 2008 Form 10-K), and Deferred Fuel and Purchased Energy Costs (page 40 of the 2008 Form 10-K).

We believe we have adequately addressed the provisions of SFAS 71, paragraph 20, with the following statement from page 40 of our 2008 Form 10-K:  “MPS earns a return on substantially all regulatory assets for which funds have been spent.”  The assets for which the funds have not yet been spent, for which offsetting liabilities exist, are primarily the Maine Yankee decommissioning costs, and the regulatory assets for deferred income taxes and post-retirement medical benefits.

Note 13.  Commitments and Contingencies and Regulatory Matters, page 68

Maine Yankee, page 70

5. The unrealized loss in the value of the spent fuel disposal trust is recorded by Maine Yankee as a regulatory asset.

MPS’s 5% investment in Maine Yankee is recorded under the equity method of accounting in accordance with APB 18.  Therefore, because the loss in value did not flow through the Maine Yankee income statement, it also did not flow through the MPS income statement.  The value is effectively recorded within “Investment in Associated Companies” on the balance sheet.

The current disclosure in the 2008 Form 10-K references the status of the decommissioning efforts and the need to replenish the spent fuel trust.  We agree that further disclosure of the purpose of the spent fuel disposal trust, the assets held within the trust, and the impact of accounting for the trust on our financial statements would be helpful to the readers of our financial statements, and we will include this information in future filings.

In connection with this response to your comments, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

MAINE & MARITIMES CORPORATION

/s/ Michael I. Williams
Michael I. Williams
Chief Financial Officer